FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	0001102913
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, November 20, 2003, Series 2003-13	333-103335

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 20, 2003

AMERIQUEST MORTGAGE SECURITIES INC.

By: ______________________________
Name: Jule J. Keen
Title: EVP

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

COLLATERAL TABLES

Ameriquest Mortgage Securities Inc.

AMERIQUEST® MORTGAGE COMPANY

$1,150,000,000 *(Approximate)*

Asset-Backed Pass-Through Certificates
Series 2003-13

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company
(Originator and Master Servicer)

Merrill Lynch

Banc of America Securities

November 19, 2003

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics for the Initial Mortgage Loans listed below are based on the Cut-Off Date.

	Summary Statistics		Range (if applicable)
Number of Initial Mortgage Loans:	5,564		
Aggregate Current Principal Balance:	$880,000,750.29		$53,338.86 to $969,702.91
Average Current Principal Balance:	$158,159.73		
Aggregate Original Principal Balance:	$880,943,974.00		$60,000.00 to $970,500.00
Average Original Principal Balance:	$158,329.25		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.882%		5.200% to 14.300%
Wtd. Avg. Original Term (months):	346		120 to 360
Wtd. Avg. Remaining Term (months):	345		117 to 360
Margin (ARM Loans Only):	5.941%		4.000% to 6.750%
Maximum Mortgage Rate (ARM Loans Only):	14.356%		11.250% to 20.300%
Minimum Mortgage Rate (ARM Loans Only):	8.356%		5.250% to 14.300%
Wtd. Avg. Original LTV:	78.36%		7.93% to 95.00%
Wtd. Avg. Borrower FICO:	632		500 to 816
Retail Originations	100.00%		
Geographic Distribution (Top 5):	CA	23.70%	
	FL	8.12%	
	NY	7.94%	
	NJ	6.23%	
	MA	5.48%	

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
2-yr Fixed/Adjustable Rate	3,013	$488,747,248.26	55.54%
Fixed Rate	2,551	391,253,502.03	44.46
Total:	**5,564**	**$880,000,750.29**	**100.00%**

Principal Balances at Origination

Range of Principal Balances at Origination ($)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
50,000.01 - 100,000.00	1,850	$144,014,471.00	16.35%
100,000.01 - 150,000.00	1,507	186,377,788.00	21.16
150,000.01 - 200,000.00	897	155,269,058.00	17.63
200,000.01 - 250,000.00	531	118,844,244.00	13.49
250,000.01 - 300,000.00	312	85,477,454.00	9.70
300,000.01 - 350,000.00	159	51,220,829.00	5.81
350,000.01 - 400,000.00	104	38,730,490.00	4.40
400,000.01 - 450,000.00	77	32,772,100.00	3.72
450,000.01 - 500,000.00	44	21,128,046.00	2.40
500,000.01 - 550,000.00	30	15,788,100.00	1.79
550,000.01 - 600,000.00	51	29,601,894.00	3.36
700,000.01 - 750,000.00	1	749,000.00	0.09
950,000.01 - 1,000,000.00	1	970,500.00	0.11
Total:	**5,564**	**$880,943,974.00**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance as of the Cut-Off Date

Range of Principal Balances as of the Cut-Off Date ($)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
50,000.01 - 100,000.00	1,850	$143,842,321.17	16.35%
100,000.01 - 150,000.00	1,507	186,178,693.80	21.16
150,000.01 - 200,000.00	898	155,292,903.74	17.65
200,000.01 - 250,000.00	532	119,014,450.15	13.52
250,000.01 - 300,000.00	311	85,184,218.00	9.68
300,000.01 - 350,000.00	158	50,872,248.07	5.78
350,000.01 - 400,000.00	104	38,690,187.27	4.40
400,000.01 - 450,000.00	78	33,193,166.41	3.77
450,000.01 - 500,000.00	44	21,157,368.85	2.40
500,000.01 - 550,000.00	29	15,275,849.71	1.74
550,000.01 - 600,000.00	51	29,581,291.43	3.36
700,000.01 - 750,000.00	1	748,348.78	0.09
950,000.01 - 1,000,000.00	1	969,702.91	0.11
Total:	**5,564**	**$880,000,750.29**	**100.00%**

Remaining Term to Maturity

Range of Months Remaining	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
61 - 120	22	$2,088,198.49	0.24%
121 - 180	399	46,141,580.51	5.24
181 - 240	232	27,505,479.56	3.13
241 - 300	16	2,345,841.30	0.27
301 - 360	4,895	801,919,650.43	91.13
Total:	**5,564**	**$880,000,750.29**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate %

Range of Current Mortgage Rates (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
5.000 - 5.499	52	$11,759,775.79	1.34%
5.500 - 5.999	344	70,786,932.00	8.04
6.000 - 6.499	271	55,571,809.75	6.31
6.500 - 6.999	818	152,723,698.46	17.35
7.000 - 7.499	379	62,439,307.87	7.10
7.500 - 7.999	1,190	193,238,710.73	21.96
8.000 - 8.499	285	41,236,937.58	4.69
8.500 - 8.999	859	123,974,652.17	14.09
9.000 - 9.499	261	36,512,138.90	4.15
9.500 - 9.999	542	67,643,631.36	7.69
10.000 - 10.499	121	14,590,022.26	1.66
10.500 - 10.999	242	28,286,086.76	3.21
11.000 - 11.499	71	6,917,872.03	0.79
11.500 - 11.999	83	8,351,365.50	0.95
12.000 - 12.499	18	2,321,846.79	0.26
12.500 - 12.999	19	2,640,014.94	0.30
13.000 - 13.499	4	619,185.49	0.07
13.500 - 13.999	3	186,887.50	0.02
14.000 - 14.499	2	199,874.41	0.02
Total:	**5,564**	**$880,000,750.29**	**100.00%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
25.00 or less	37	$3,457,036.47	0.39%
25.01 - 30.00	24	2,726,006.58	0.31
30.01 - 35.00	34	3,661,907.22	0.42
35.01 - 40.00	58	6,629,052.39	0.75
40.01 - 45.00	61	6,744,197.87	0.77
45.01 - 50.00	100	12,318,037.12	1.40
50.01 - 55.00	133	18,316,248.98	2.08
55.01 - 60.00	228	32,566,068.47	3.70
60.01 - 65.00	266	39,457,093.43	4.48
65.01 - 70.00	350	52,874,007.88	6.01
70.01 - 75.00	740	114,540,348.75	13.02
75.01 - 80.00	899	139,215,252.29	15.82
80.01 - 85.00	930	152,514,872.12	17.33
85.01 - 90.00	1,534	264,783,997.30	30.09
90.01 - 95.00	170	30,196,623.42	3.43
Total:	**5,564**	**$880,000,750.29**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
500 - 519	250	$33,587,813.89	3.82%
520 - 539	401	53,871,911.70	6.12
540 - 559	524	74,992,976.10	8.52
560 - 579	513	74,795,105.60	8.50
580 - 599	421	62,765,682.11	7.13
600 - 619	444	70,727,452.77	8.04
620 - 639	594	96,425,186.94	10.96
640 - 659	576	94,542,530.86	10.74
660 - 679	506	84,545,429.31	9.61
680 - 699	452	80,125,369.11	9.11
700 - 719	298	52,860,879.85	6.01
720 - 739	261	47,026,212.87	5.34
740 - 759	158	26,404,395.35	3.00
760 - 779	90	15,130,978.77	1.72
780 - 799	61	10,242,344.09	1.16
800 or greater	15	1,956,480.97	0.22
Total:	**5,564**	**$880,000,750.29**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

State	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
California	904	$208.557.834.79	23.70%
Florida	566	71,448,676.04	8.12
New York	311	69,846,388.19	7.94
New Jersey	289	54,823,777.07	6.23
Massachusetts	228	48,263,300.76	5.48
Michigan	388	47,702,518.50	5.42
Texas	383	41,057,236.72	4.67
Maryland	190	32,914,464.63	3.74
Minnesota	190	29,724,154.96	3.38
Illinois	193	28,532,732.75	3.24
Connecticut	161	27,334,167.87	3.11
Pennsylvania	208	24,090,910.01	2.74
Washington	134	21,664,346.95	2.46
Colorado	98	17,695,126.59	2.01
Wisconsin	111	15,232,431.19	1.73
Indiana	107	11,662,817.13	1.33
Arizona	97	11,322,691.05	1.29
Missouri	89	9,960,786.39	1.13
Ohio	90	9,628,420.51	1.09
Alabama	79	8,786,746.76	1.00
Rhode Island	44	6,921,272.55	0.79
Louisiana	69	6,887,158.13	0.78
Tennessee	57	6,456,686.04	0.73
Mississippi	66	6,102,398.61	0.69
Maine	51	5,796,615.46	0.66
New Hampshire	35	5,570,481.49	0.63
Nevada	29	4,778,205.42	0.54
Nebraska	35	4,717,084.51	0.54
Oklahoma	48	4,245,980.44	0.48
North Carolina	34	4,149,967.56	0.47
Georgia	33	4,115,597.34	0.47
Oregon	25	3,573,963.71	0.41
Delaware	23	3,294,072.00	0.37
Kansas	27	3,238,099.56	0.37
Hawaii	18	3,196,945.84	0.36
Iowa	33	3,136,274.40	0.36
South Carolina	22	2,380,804.97	0.27
Kentucky	20	1,872,681.66	0.21
Idaho	11	1,819,016.58	0.21
Utah	14	1,682,182.75	0.19
Vermont	15	1,671,427.22	0.19
New Mexico	9	1,253,877.58	0.14
Arkansas	13	1,002,463.20	0.11
South Dakota	7	926,124.81	0.11
North Dakota	4	467,456.09	0.05
Wyoming	5	329,519.03	0.04
Montana	1	164,864.48	0.02
Total:	**5,564**	**$880,000,750.29**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status*	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
Owner Occupied	5,166	$824,804,324.80	93.73%
Non-Owner Occupied	338	45,350,135.61	5.15
Second Home	60	9,846,289.88	1.12
Total:	**5,564**	**$880,000,750.29**	**100.00%**

*Based on mortgagor representation at origination.

Documentation Type

Income Documentation	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
Full Documentation	3,903	$609,746,123.72	69.29%
Stated Documentation	1,254	200,895,133.19	22.83
Limited Documentation	407	69,359,493.38	7.88
Total:	**5,564**	**$880,000,750.29**	**100.00%**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
Purchase	39	$6,527,467.92	0.74%
Refinance-Debt Consolidation No Cash Out*	543	83,721,306.16	9.51
Refinance-Debt Consolidation Cash Out**	4,982	789,751,976.21	89.74
Total:	**5,564**	**$880,000,750.29**	**100.00%**

* Cash proceeds to the borrower exclusive of debt consolidation payments exceed [3%] of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

** Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed [3%] of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

Risk Category	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
8A	720	$125,016,926.94	14.21%
7A	584	104,414,628.07	11.87
6A	486	80,872,271.24	9.19
5A	501	81,663,107.02	9.28
4A	502	81,613,568.24	9.27
3A	369	59,735,729.37	6.79
2A	970	147,276,231.34	16.74
A	313	45,246,632.00	5.14
B	562	77,451,667.48	8.80
C	487	67,440,024.20	7.66
D	70	9,269,964.39	1.05
Total:	**5,564**	**$880,000,750.29**	**100.00%**

Property Type

Property Type	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
Single Family Detached	4,559	$723,751,851.64	82.24%
Two-to Four-Family	347	67,598,233.47	7.68
Condominium	232	35,624,368.33	4.05
PUD Detached	192	29,433,666.43	3.34
Manufactured Housing	159	14,317,316.68	1.63
Single Family Attached	48	5,126,425.81	0.58
PUD Attached	27	4,148,887.93	0.47
Total:	**5,564**	**$880,000,750.29**	**100.00%**

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
0	1,593	$260,091,612.78	29.56%
12	170	32,357,371.09	3.68
24	12	2,293,254.48	0.26
30	16	3,565,834.96	0.41
36	3,773	581,692,676.98	66.10
Total:	**5,564**	**$880,000,750.29**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Origination Source

Origination Source	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
Retail	5,564	$880,000,750.29	100.00%
Total:	**5,564**	**$880,000,750.29**	**100.00%**

Conforming Balance

Conforming Balance	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
Non-Conforming	346	$151,110,214.15	17.17%
Conforming	5,218	728,890,536.14	82.83
Total:	**5,564**	**$880,000,750.29**	**100.00%**

Maximum Mortgage Rates of the Adjustable-Rate Loans

Range of Maximum Mortgage Rates (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
11.000 - 11.999	78	$17,564,371.77	3.59%
12.000 - 12.999	365	77,593,628.90	15.88
13.000 - 13.999	758	135,640,605.30	27.75
14.000 - 14.999	789	122,812,241.48	25.13
15.000 - 15.999	614	84,871,790.98	17.37
16.000 - 16.999	269	33,684,207.23	6.89
17.000 - 17.999	107	11,916,838.03	2.44
18.000 - 18.999	25	3,727,604.71	0.76
19.000 - 19.999	7	806,072.99	0.16
20.000 - 20.999	1	129,886.87	0.03
Total:	**3,013**	**$488,747,248.26**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

Range of Minimum Mortgage Rates (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
5.000 - 5.999	78	$17,564,371.77	3.59%
6.000 - 6.999	365	77,593,628.90	15.88
7.000 - 7.999	758	135,640,605.30	27.75
8.000 - 8.999	789	122,812,241.48	25.13
9.000 - 9.999	614	84,871,790.98	17.37
10.000 - 10.999	269	33,684,207.23	6.89
11.000 - 11.999	107	11,916,838.03	2.44
12.000 - 12.999	25	3,727,604.71	0.76
13.000 - 13.999	7	806,072.99	0.16
14.000 - 14.999	1	129,886.87	0.03
Total:	**3,013**	**$488,747,248.26**	**100.00%**

Gross Margins of the Adjustable-Rate Loans

Range of Gross Margins (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
4.000 - 4.249	1	$84,915.21	0.02%
4.250 - 4.499	1	247,000.00	0.05
4.500 - 4.749	4	760,444.23	0.16
4.750 - 4.999	130	26,679,459.83	5.46
5.000 - 5.249	154	28,358,159.07	5.80
5.250 - 5.499	161	29,494,596.66	6.03
5.500 - 5.749	230	40,186,745.81	8.22
5.750 - 5.999	260	43,528,176.16	8.91
6.000 - 6.249	948	155,853,983.38	31.89
6.250 - 6.499	223	33,515,050.65	6.86
6.500 - 6.749	502	72,096,797.70	14.75
6.750 - 6.999	399	57,941,919.56	11.86
Total:	**3,013**	**$488,747,248.26**	**100.00%**

DESCRIPTION OF THE TOTAL COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

Next Adjustment Date	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
May 2005	6	$1,135,862.64	0.23%
June 2005	155	22,747,119.01	4.65
July 2005	126	20,072,675.31	4.11
August 2005	66	9,078,033.10	1.86
September 2005	11	1,539,021.52	0.31
October 2005	81	11,876,260.44	2.43
November 2005	1,759	305,860,544.24	62.58
December 2005	809	116,437,732.00	23.82
Total:	**3,013**	**$488,747,248.26**	**100.00%**

Initial Periodic Cap of the Adjustable-Rate Loans

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
2.000	3,013	$488,747,248.26	100.00%
Total:	**3,013**	**$488,747,248.26**	**100.00%**

Periodic Cap of the Adjustable-Rate Loans

Periodic Cap (%)	Number of Initial Mortgage Loans	Principal Balance as of the Cut-Off Date	% of Principal Balance as of the Cut-Off Date
1.000	3,013	$488,747,248.26	100.00%
Total:	**3,013**	**$488,747,248.26**	**100.00%**